Exhibit 16.1
April 2, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RXO, Inc. and subsidiaries (RXO, Inc.), and under the date of February 12, 2024, we reported on the consolidated financial statements of RXO, Inc. as of and for the years ended December 31, 2023, 2022 and 2021 and the effectiveness of internal control over financial reporting as of December 31, 2023. On March 29, 2024, we were notified that we were dismissed. We have read RXO’s statements included under Item 4.01 of its Form 8-K dated April 2, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with any statements in the second paragraph of Item 4.01(b).

Very truly yours,

/s/ KPMG LLP